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                                                                     EXHIBIT 3.1

                                     AMENDED
                          CERTIFICATE OF INCORPORATION

                                       OF

                       THE IMPERIAL HOME DECOR GROUP INC.


         FIRST. The name of the corporation is The Imperial Home Decor Group
Inc.

         SECOND. The address of the Corporation's registered office in the State of Delaware is 1013 Centre Road, Wilmington, Delaware, 19805. The name of the Corporation's registered agent at such address is Prentice-Hall Corporation System, Inc.

         THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

         FOURTH. The Corporation is authorized to issue one class of Common Stock. The total number of shares of Common Stock which the Corporation will have authority to issue is 10,000,000, par value $0.01 per share.

         FIFTH. In furtherance of, and not in limitation of, the powers conferred by statute, the Board is expressly authorized and empowered, acting by majority vote, to adopt, alter, amend, or repeal the Bylaws of the Corporation, without any action on the part of the stockholders. The Corporation may in its Bylaws confer powers upon the Board in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board by applicable law.

         SIXTH. To the full extent permitted by the DGCL or any other applicable law currently or hereafter in effect, no Director or Officer of the Corporation will be personally liable to the Corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a Director or Officer of the Corporation. Any repeal or modification of this Article Seventh will not adversely affect any right or protection of a Director or Officer of the Corporation existing immediately prior to such repeal or modification.

         SEVENTH. Each person who is or was or had agreed to become a Director or officer of the Corporation, or each such person who is or was serving or who had agreed to serve at the request of the Board or an officer of the Corporation as an employee or agent of the Corporation or as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other entity (including the heirs, executors, administrators, or estate of such person) will be indemnified by the Corporation to the full extent permitted by the DGCL or any other applicable law as currently or hereafter in effect. The right of indemnification provided in this Article Seventh will not be exclusive of any other rights to which any person seeking indemnification may otherwise be entitled, and will be applicable to matters otherwise within its scope whether or not such matters arose or arise before or after the adoption of this Article Seventh. Without limiting the generality or the effect of the foregoing, the Corporation may adopt Bylaws, or enter into one or more agreements with any person, which provide for


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indemnification greater or different than that provided in this Article Seventh.
Any alteration, amendment, or repeal of, or adoption of any provision inconsistent with, this Article Seventh will not adversely affect any right or protection existing hereunder immediately prior to such alteration, amendment, repeal, or adoption.